[LETTERHEAD OF AMERICAN EXPRESS]

July 27, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Hughes Bates

Re:	American Express Receivables Financing Corporation II

American Express Receivables Financing Corporation III LLC

American Express Receivables Financing Corporation IV LLC

American Express Credit Account Master Trust

Form S-3 Registration Statement

File No. 333-179309; 01-03

Dear Mr Bates:

On behalf of American Express Receivables Financing Corporation II, American Express Receivables Financing Corporation III LLC, American Express Receivables Financing Corporation IV LLC and American Express Credit Account Master Trust, the undersigned hereby request that the effective date of the above-referenced Form S-3 Registration Statement be accelerated to 4:00 p.m. on July 31, 2012, or as soon thereafter as practicable.

The registrants acknowledge that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Very truly yours,

American Express Receivables Financing Corporation II

By:	*
Name:	Anderson Y. Lee
Title:	President

American Express Receivables Financing Corporation III LLC

By:	*
Name:	Kevin L. Thompson
Title:	President

American Express Receivables Financing Corporation IV LLC

By:	*
Name:	Denise D. Roberts
Title:	President

*	By:	/s/ Carol V. Schwartz
	Name:	Carol V. Schwartz

*	Note: Powers of Attorney appointing Anderson Y. Lee, David J. Hoberman and Carol V. Schwartz, or any of them acting singly, to execute the Registration Statement, any amendments thereto and any registration statement for additional Asset Backed Certificates that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all other documents in connection therewith, on behalf of the above-named individuals, were previously filed with the Securities and Exchange Commission.